Exhibit 99.2

GERDAU S.A.	METALÚRGICA GERDAU S.A.
Tax ID (CNPJ/ME) 33.611.500/0001-19	Tax ID (CNPJ/ME) 92.690.783/0001-09
Registry (NIRE): 35300520696	Registry (NIRE): 35300520751

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (collectively, the “Companies”) Boards of Directors approved, on this date, the payment of Dividends as an anticipation of the minimum payment for the current fiscal year of 2024. The amount will be paid according to the dates listed bellow:

Company	Record Date	Ex-Dividend Date	Payment Date	Value per Share Common and Preferred Dividends
METALÚRGICA GERDAU S.A.	03/05/2025	03/06/2025	03/17/2025	R$ 0.05
GERDAU S.A.	03/05/2025	03/06/2025	03/14/2025	R$ 0.10
GERDAU S.A. (ADR)	03/07/2025	03/07/2025	03/21/2025	R$ 0.10

The payments will be made by the share depository institution, Itaú Corretora de Valores S.A., through automatic credit for those shareholders who have provided their CPF/CNPJ registration number (Tax ID) and respective bank account. Such information must be provided through Investfone – Shareholder Service Center. The processing of the respective credit will occur from the 3rd business day after the update of the registration data.

The dividends not claimed within a period of 3 (three) years, counting from the date they were made available to the shareholders, will prescribe and revert in favor of the Companies (Brazilian law 6.404/76, article 287, section II, item a).

Additional information can be obtained at Investfone – Shareholder Service Center through the following phone numbers: Capital and metropolitan regions: 3003-9285 | Other regions: 0800-720-9285 – on business days, from 09:00 am to 06:00 pm.

São Paulo, February 19, 2025.

Rafael Dorneles Japur

Vice President and

Investor Relations Officer